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                        APPROVED BY:     Mark E. Maddocks
                                         Chief Financial Officer
                                         Dataram Corporation
                                         (609) 799-0071

                            CONTACT:     Investor Relations:
                                         Cheryl Schneider/John Blackwell
                                         Press: Michael McMullan
                                         Morgen-Walke Associates, Inc.
                                         (212) 850-5600

    DATARAM CHANGES LISTING FROM AMEX TO NASDAQ NATIONAL MARKET

PRINCETON, NJ, January 27, 2000 - Dataram Corporation today announced that its Board of Directors has approved a change in the listing of its common stock from the AMEX to the NASDAQ National Market. The Company's common stock is scheduled to start trading on the NASDAQ Tuesday, February 1, 2000 under the symbol "DRAM".

Robert V. Tarantino, President and Chief Executive Officer stated, "As a technology Company, The Board of Directors believes that we match the profile of NASDAQ-traded companies." Dataram has enjoyed strong sales and earnings growth in recent quarters, reflecting robust demand conditions for high-end servers and workstations.

"The investment community pays closer attention to companies that trade on NASDAQ", said Mark Maddocks, Chief Financial Officer. "We believe having multiple market makers will promote the liquidity in the market for our stock."

Dataram manufactures memory boards and modules used in advanced computing platforms. Its customers include Internet Service Providers, major financial institutions, Hollywood special effects houses, workstation manufacturers, and other users of memory-intensive applications.